Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 12, 2013

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Global Brass and Copper, Inc.
Amendment No. 1 Registration Statement on Form S-4
Filed July 24, 2013
File No: 333-189221

Dear Ms. Long:

On behalf of Global Brass and Copper, Inc. (the “Company”), we hereby submit in electronic form for filing the accompanying responses to the comment letter, dated July 30, 2013 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 1 Registration Statement on Form S-4 filed on July 24, 2013 (“Amendment No. 1”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 1. The text of the Staff’s comments is reprinted below in italics and is followed by the Company’s responses.

Amendment No. 1 Registration Statement on Form S-4

Description of the Notes, page 198

Limitation on Stock Collateral, page 203

Risk Factors, page 54

1.	Comment: We note your response to comment three from our letter dated July 3, 2013. Your revised disclosures indicate that you estimated the book value your subsidiaries capital stock as of March 31, 2013 and that based on these estimates, two subsidiaries had an estimated value exceeding 20% of the principal amount of the notes as of that date. We have the following comments in this regard:

•

Securities constitute a substantial portion of collateral if the greatest of the aggregate principal amount, par value, book value, or market value of the securities equals 20% or more of the principal amount of the secured class of securities. Please note that the “substantial portion of the collateral” test as described in Rule 3-16 of Regulation S-X should be performed using information as of the end of the most recent fiscal year;

•

Please reassess the identification of your subsidiaries whose securities constitute a substantial portion of the collateral based upon the greater of the book value or market value of their capital stock as of December 31, 2012; and

•

Please revise to explain how you determined the book value and market value of each subsidiary (including any material estimate or assumptions used) and quantify both the book value and market value of each subsidiary whose securities constitute a substantial portion of the collateral as of December 31, 2012.

Pamela Long, Assistant Director

Division of Corporation Finance

August 12, 2013

Response: In response to the first two bullet points of the Comment, the Company has confirmed that the same two subsidiaries, GBC Metals, LLC and Chase Brass and Copper Company, LLC (the “Subject Subsidiaries”) named in Amendment No. 1 as being subject to the Stock Pledge Exclusion based on the March 31, 2013 calculation will be subject to the Stock Pledge Exclusion based on the greater of the book value and market value of their capital stock and other securities as of December 31, 2012. The Company intends to revise the disclosure currently presented in Amendment No. 1 to speak as of December 31, 2012 instead of March 31, 2013. A calculation of the book value and market value of each subsidiary as of December 31, 2012 is provided to the Staff supplementally as Annex 1 (the “Supplement”). In accordance with Rule 418 under the Securities Act of 1933, the Company hereby respectfully requests that the Staff return the Supplement to the Company following its review thereof.

With respect to the third bullet point of the Comment, the Company will revise its disclosure to include the following discussion: “Our estimate of the book value of each subsidiary was based on the book value of such subsidiary under GAAP, without giving effect to intercompany eliminations. Our estimate of the market value of each subsidiary was based on the Adjusted EBITDA of such subsidiary times the Adjusted EBITDA multiple for Global Brass and Copper Holdings, Inc. (the parent of the Company and a guarantor of the notes) as a whole that was implied in the price paid per share in its initial public offering.”

The Company respectfully requests that it not be required to disclose the book value and market value of the Subject Subsidiaries for the following reasons:

•

First, the Company respectfully submits that the disclosure would not be material to an investor in the notes and the guarantees because both the book value and the market value of the Subject Subsidiaries exceeded the 20% threshold.

•

Second, the Company respectfully submits that the disclosure would not be material to an investor in the notes and the guarantees because the only material indebtedness of the Company and the guarantors of the notes consists of the notes (and guarantees thereof) and the ABL Facility (and guarantees thereof), all of which has the same entities as borrowers, issuers or guarantors. The only situation in which a pledge of the Subject Subsidiaries’ stock would be advantageous in any respect to a creditor would be a situation in which the Company (which is the direct parent of the Subject Subsidiaries) undergoes an insolvency proceeding but the Subject Subsidiaries themselves are not included in such a proceeding. In such a situation, the pledge of the Subject Subsidiaries’ stock could allow a creditor of the Company to more quickly foreclose on such stock. Nevertheless, given that all of the material subsidiaries of the Company (including the Subject Subsidiaries) are guarantors of both the notes and the ABL Facility, it is extremely likely that any insolvency proceeding relating to the Company will be a consolidated proceeding that includes all of the guarantor subsidiaries as co-debtors, thereby obviating the advantage of a stock pledge by any of the guarantor subsidiaries. Therefore, the Company respectfully submits that the quantification would not be material to an investor in the notes and the related guarantees.

•

Third, the Company respectfully submits that, because Global Brass and Copper Holdings is a listed company with common stock traded on the NYSE, investors in Global Brass and Copper Holdings’ common stock would likely find the disclosure of the book value of the Subject Subsidiaries confusing, since such value is not otherwise required to be presented under GAAP, and such value does not give effect to any eliminations with respect to intercompany balances and could therefore exceed the consolidated book value of Global Brass and Copper Holdings and its subsidiaries as a whole. Such intercompany balances are likely to be significant in any period considered.

*         *         *

Pamela Long, Assistant Director

Division of Corporation Finance

August 12, 2013

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 373-3052 or lwee@paulweiss.com.

Sincerely,

/s/ Lawrence G. Wee, Esq.
Lawrence G. Wee, Esq.

cc:	Scott B. Hamilton, Esq.
General Counsel and Secretary
Global Brass and Copper, Inc.